

June 15, 2020

Laura A. Francis
Chief Operating Officer & Chief Financial Officer
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

> **Re: SI-BONE, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 11, 2020**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2020**
> **Filed May 5, 2020**
> **File No. 001-38701**

Dear Ms. Francis:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

Exhibits

1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences